UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Reports Financial Results for the Fourth Quarter and Full Year 2017

BEIJING, China, May 15, 2018 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) ("CIFS" or the "Company"), a leading financial advisory services company, today announced its financial results for the three and twelve months ended December 31, 2017.

Fourth Quarter of 2017 Financial Highlights (all comparisons to prior year unless noted)

●	Net revenue increased by 147.8% to $12.01 million for the fourth quarter of 2017, driven by an increase of 157.2% to $1,165 million in total amount of financing advised.
●	Net income increased by 145.7% to $10.79 million for the fourth quarter of 2017, driven by increase in net revenue and partially offset by the increase in operating expenses.
●	Basic and diluted earnings per share was $0.49 for the fourth quarter of 2017, compared to $0.22 for the same period of the prior year.

Full Year 2017 Financial Highlights

●	Net revenue increased by 58.7% to $25.12 million for 2017, as the total amount of financing advised increased by 65.1% to $2,429 million.
●	Net income increased by 73.1% to $24.05 million for 2017, driven by increase in net revenue and partially offset by the increase in operating expenses.
●	Basic and diluted earnings share was $1.15 for 2017, compared to $0.69 for the prior year.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “We are very pleased to close the year on a high note. With both net revenue and net profit more than doubled, our growth moment remained strong in the fourth quarter of 2017.”

Mr. Lin continued, “We remain focused on executing our long-term growth plan and start making good progress in our FinTech Initiative which we launched in November 2017. Our newly launched supply chain financing services and the newly acquired big data platform, Anytrust, are also starting to ramp quickly. Looking ahead, we believe that we have the right strategy and the right execution plan to take the Company to the next level and anticipate continuing growth momentum for our businesses in the near future.”

Fourth Quarter of 2017 Financial Results

	For the Three Months Ended December 31,
($ thousands, except per share data)	2017	2016	% Change
Revenue	$12,009	$4,846	147.8%
Gross profit	11,595	4,739	144.7%
Gross margin	96.6%	97.8%	-1.2	pp
Operating income	9,439	3,663	157.7%
Operating margin	78.6%	75.6%	-3.0	pp
Net Income	10,795	4,394	145.7%
EPS - basic & diluted	0.49	0.22	122.7%

Revenue

For the fourth quarter of 2017, net revenue increased by $7.16 million, or 147.8%, to $12.01 million from $4.85 million for the same period of the prior year. The increase in net revenue was primarily due to the increase in total amount of financing advised which increased by $712 million, or 157.2%, to $1,165 million for the fourth quarter of 2017 from $453 million for the same period of the prior year. The increases in net revenue and amount of financing advised were across all the board.

	For the Three Months Ended December 31,
	2017			2016
	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)
Commercial payment advisory services	14	$649	$7.51	6	$272	$2.86
International corporate financing advisory services	2	350	1.31	1	100	0.38
Intermediary bank loan advisory services	6	166	3.13	1	81	1.61
Technical services	-	-	0.06	-	-	-
Total	22	$1,165	$12.01	8	$453	$4.85

Revenue from commercial payment advisory services increased by $4.65 million, or 162.9%, to $7.51 million for the fourth quarter of 2017 from $2.86 million for the same period of the prior year. The Company assisted 14 SMEs in obtain acceptance bills from banks with total amount of financing advised of $649 million during the fourth quarter of 2017, compared to 6 SMEs and $272 million, respectively, during the same period of the prior year.

Revenue from international corporate financing advisory services increased by $0.93 million, or 242.0%, to $1.31 million for the fourth quarter of 2017 from $0.38 million for the same period of the prior year. The Company provided international corporate financing advisory services to 2 SMEs with total amount of financing advised of $350 million during the fourth quarter of 2017, compared to 1 SMEs and $100 million, respectively, during the same period of the prior year.

Revenue from intermediary loan advisory services increased by $1.52 million, or 94.6%, to $3.13 million for the fourth quarter of 2017 from $1.61 million for the same period of the prior year. The Company provided intermediary loan advisory services to 6 SMEs with total amount of financing advised of $166 million during the fourth quarter of 2017, compared to 1 SMEs and $81 million, respectively, during the same period of the prior year.

Revenue from technical service, related to our newly acquired subsidiary, Anytrust, was $0.06 million for the fourth quarter of 2017, compared to $nil for the same period of the prior year.

Revenue from commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and technical service accounted for 62.5%, 10.9%, 26.0%, and 0.5% of total revenue, respectively, for the fourth quarter of 2017, compared to 58.9%, 7.9%, 33.2%, and nil, respectively, for the same period of the prior year.

Cost of Revenue

Total cost of revenue, which is mainly comprised of revenue-generating staffing costs, increased by $0.31 million, or 286.1%, to $0.41 million for the fourth quarter of 2017 from $0.11 million for the same period of the prior year.

Gross Profit and Gross Margin

Gross profit increased by $6.86 million, or 144.7%, to $11.60 million for the fourth quarter of 2017 from $4.74 million for the same period of the prior year. The increase in gross profit was in line with the growth of net revenue. Gross margin was 96.6% for the fourth quarter of 2017, compared to 97.8% for the same period of the prior year.

Operating Expenses

Selling and marketing expenses increased by $0.07 million, or 30.6%, to $0.28 million for the fourth quarter of 2017 from $0.22 million for the same period of the prior year. The increase in selling and marketing expenses was primarily related to an increase in marketing and advertising efforts.

General and administrative expenses increased by $1.07 million, or 192.3%, to $1.63 million for the fourth quarter of 2017 from $0.56 million for the same period of the prior year. The increase in general and administrative expenses was primarily due to increase in expenses related to office lease, professional fees, travelling and entertainment expenses as well as expenses related to our initial public offering.

Research and development expenses, mainly consisting of staffing costs accrued in the process of researching and developing financial data software by our newly acquired subsidiary, Anytrust, was $0.09 million for the fourth quarter of 2017, compared to $nil for the same period of the prior year.

Donation expenses decreased by $0.15 million, or 50.8%, to $0.15 million for the fourth quarter of 2017 from $0.30 million for 2016.

As a result, total operating expenses increased by $1.08 million, or 100.4%, to $2.16 million for the fourth quarter of 2017 from $1.08 million for the same period of the prior year. As a percentage of net revenue, total operating expenses was 18.0% for the fourth quarter of 2017, compared to 22.2% for the same period of the prior year.

Operating Income and Operating Margin

Operating income increased by $5.78 million, or 157.7%, to $9.44 million for the fourth quarter of 2017 from $3.66 million for the same period of the prior year. Operating margin 78.6% for the fourth quarter of 2017, compared to 75.6% for the same period of the prior year.

Other Income (Expenses)

Total net other income, which is primarily comprised of interest income from loans to third parties as well as interest income on bank deposits and other expenses, increased by $0.74 million, or 103.7%, to $1.45 million for the fourth quarter of 2017 from $0.71 million for the same period of the prior year. Interest income on loans to third parties were $1.40 million for the fourth quarter of 2017, compared to $0.71 million for the same period of the prior year. The increase in interest income on loans to third parties was in line with increase of loan balances to third parties, which was $41.69 million and $19.24 million as of December 31, 2017 and 2016, respectively.

Income Tax Expenses

Income tax expense was $94,192 for the fourth quarter of 2017, compared to income tax credit of $19,022 for the same period of the prior year.

Net Income and EPS

Net income increased by $6.40 million, or 145.7%, to $10.79 million for the fourth quarter of 2017 from $4.39 million for the same period of the prior year. The increase in net income was primarily related to increase in net revenue and partially offset by the increase in operating expenses.

Basic and diluted earnings share was 0.49 for the fourth quarter of 2017, compared to $0.22 for the same period of the prior year.

Full Year 2017 Financial Results

	For the Twelve Months Ended December 31,
($ thousands, except per share data)	2017	2016	% Change
Revenue	$25,116	$15,822	58.7%
Gross profit	24,386	15,442	57.9%
Gross margin	97.1%	97.6%	-0.5 pp
Operating income	20,604	13,547	52.1%
Operating margin	82.0%	85.6%	-3.6 pp
Net Income	24,048	13,889	73.1%
EPS - basic & diluted	1.15	0.69	66.7%

Revenue

For the year of 2017, net revenue increased by $9.29 million, or 58.7%, to $25.12 million from $15.82 million for 2016. The increase in net revenue was primarily due to the increase in total amount of financing advised which increased by $958 million, or 65.1%, to $2,429 million for 2017 from $1,471 million for 2016. The increases in net revenue and amount of financing advised were across the board.

	For the Twelve Months Ended December 31,
	2017			2016
	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)
Commercial payment advisory services	31	$1,476	$16.87	19	$922	$10.44
International corporate financing advisory services	5	650	2.47	4	$330	$1.26
Intermediary bank loan advisory services	11	303	5.71	6	$219	$4.12
Technical services	-	-	0.06	-	$-	$-
Total	47	$2,429	$25.12	29	$1,471	$15.82

Revenue from commercial payment advisory services increased by $6.43 million, or 61.6%, to $16.87 million for 2017 from $10.44 million for 2016. The Company assisted 31 SMEs in obtain acceptance bills from banks with total amount of financing advised of $1,476 million during 2017, compared to 19 SMEs and $922 million, respectively, during 2016.

Revenue from international corporate financing advisory services increased by $1.21 million, or 96.6%, to $2.47 million for 2017 from $1.26 million for 2016. The Company provided international corporate financing advisory services to 5 SMEs with total amount of financing advised of $650 million during 2017, compared to 4 SMEs and $330 million, respectively, during 2016.

Revenue from intermediary loan advisory services increased by $1.59 million, or 38.6%, to $5.71 million for 2017 from $4.12 million for 2016. The Company provided intermediary loan advisory services to 11 SMEs with total amount of financing advised of $303 million during 2017, compared to 6 SMEs and $219 million, respectively, during 2016.

Revenue from technical service, related to our newly acquired subsidiary, Anytrust, was $0.06 million for 2017, compared to $nil for 2016.

Revenue from commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and technical service accounted for 67.2%, 9.8%, 22.8%, and 0.3% of total revenue, respectively, for 2017, compared to 66.0%, 7.9%, 26.1%, and nil, respectively, for 2016.

Cost of Revenue

Total cost of revenue, which is mainly comprised of revenue-generating staffing costs, increased by $0.35 million, or 92.0%, to $0.73 million for 2017 from $0.38 million for 2016.

Gross Profit and Gross Margin

Gross profit increased by $8.94 million, or 57.9%, to $24.39 million for 2017 from $15.44 million for 2016. The increase in gross profit was in line with the growth of net revenue. Gross margin was 97.1% for 2017, compared to 97.6% for 2016.

Operating Expenses

Selling and marketing expenses increased by $0.13 million, or 51.4%, to $0.37 million for 2017 from $0.25 million for 2016. The increase in selling and marketing expenses was primarily related to an increase in marketing and advertising efforts.

General and administrative expenses increased by $1.82 million, or 135.0%, to $3.17 million for 2017 from $1.35 million for 2016. The increase in general and administrative expenses was primarily due to increase in expenses related to office lease, professional fees, travelling and entertainment expenses as well as expenses related to our initial public offering.

Research and development expenses was $0.09 million for 2017, compared to $nil for 2016.

Donation expenses decreased by $0.15 million, or 50.8%, to $0.15 million for 2017 from $0.30 million for 2016.

As a result, total operating expenses increased by $1.89 million, or 99.6%, to $3.78 million for 2017 from $1.90 million for 2016.

As a percentage of net revenue, total operating expenses was 15.1% for 2017, compared to 12.0% for 2016.

Operating Income and Operating Margin

Operating income increased by $7.06 million, or 52.1%, to $20.60 million for 2017 from $13.55 million for 2016. Operating margin 82.0% for 2017, compared to 85.6% for 2016.

Other Income (Expenses)

Total net other income, which is primarily comprised of interest income from loans to third parties as well as interest income on bank deposits and other expenses, increased by $1.28 million, or 45.9%, to $4.08 million for 2017 from $2.79 million for 2016. Interest income on loans to third parties were $4.07 million for 2017, compared to $2.79 million for 2016. The increase in interest income on loans to third parties were in line with increase of loan balances to third parties, which was $41.69 million and $19.24 million as of December 31, 2017 and 2016, respectively.

Income Tax Expenses

Income tax expense was $0.63 million for 2017, compared to $2.45 million for 2016. The decrease of income tax expense was mainly due to the transition of operating business from one subsidiary - Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. which is subject to the 25% income tax rate, to another subsidiary - Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., which is exempted from income tax from its inception to December 31, 2020.

Net Income and EPS

Net income increased by $10.16 million, or 73.1%, to $24.05 million for 2017 from $13.89 million for 2016. The increase in net income was primarily related to increase in net revenue and partially offset by the increase in operating expenses.

Basic and diluted earnings share was $1.15 for 2017, compared to $0.69 for 2016.

Liquidity and Capital Resources

As of December 31, 2017, the Company had cash and cash equivalents of $27.17 million, compared to $1.88 million at the end of 2016. Accounts receivable was $6.29 million as of December 31, 2017, compared to $8.09 million at the end of 2016. Balance of loans to third parties was $41.69 million as of December 31, 2017, compared to $19.24 million at the end of 2016. Total working capital was $68.11 million as of December 31, 2017, compared to $25.15 million at the end of 2016.

Net cash provided by operating activities was $27.60 million for 2017, compared to $14.47 million for 2016. Net cash used in investing activities was $22.31 million for 2017, compared to net cash provided by investing activities of $2.49 million for 2016. Net cash provided by financing activities was $19.64 million, including net proceeds from initial public offering of $18.97 million and exercise of underwriter’s warrants of $1.09 million, for 2017, compared to net cash used in financing activities of $15.75 million for 2016.

Recent Developments

On May 3, 2018, Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. (“Fu Hui”), a wholly owned subsidiary of the Company, signed a revolving factoring credit facility (the “Facility”) agreement with Sino Pharma Business Factoring Co., Ltd. (‘Sino Pharma BF”), one of the leading factoring services providers serving the healthcare industry and a subsidiary of China National Pharmaceutical Group Corporation. The Facility has a one-year term with the option for multiple-year extensions and allows Sino Pharma BF to receive a RMB 100 million (approximately $15.7 million) revolving factoring credit line from the Company. The Facility is backed by accounts receivable from Grade A hospitals with Class II or above rankings.

On April 30, 2018, the Company announced that the independent special committee of the Board of Directors of the Company, comprising three independent directors of the Company, Ms. Sheve Li Tay, Mr. Buting Yang and Mr. Hong Huang (the “Special Committee”), has completed its investigation into the allegations raised in the report issued by Muddy Waters LLC dated December 20, 2017 (the “Report”). The Special Committee commenced its investigation in January 2018 and was assisted by a global law firm, Shearman & Sterling LLP, serving as independent legal counsel, and by KPMG Advisory (China) Limited, the auditors that were retained by Shearman & Sterling LLP.

On January 31, 2018, the Company announced that its subsidiary, Anytrust, has signed a cooperation agreement (the “ZHH Agreement”) with Zhonghuhang (Beijing) Information Technology Co., Ltd. (“ZHH”) to develop an Overseas Student Registration System and provide comprehensive consulting services for the Convey Project. Pursuant to the ZHH Agreement, Anytrust will be the exclusive developer responsible for the design, development, testing, implementation and maintenance/support of an overseas student registration platform for the Convey Project. The two parties also agreed to jointly develop new products and services in the areas of big data, artificial intelligence and blockchain relating to the Convey Project.

On January 26, 2018, the Company announced the public launch of the beta version of AnyInfo, a vertical search engine and big data platform covering a broad range of publicly available data for over 28 million enterprises in China. AnyInfo is developed by the Company’s subsidiary, Anytrust, and is now available for Windows and Android users at www.anyinfo.cn.

On December 29, 2017, the Company announced that it has entered into a strategic cooperation agreement (the “CCFT Agreement”) with China Co-op Foreign Trade LLC (“CCFT”), a majority-owned subsidiary of All China Federation of Supply and Marketing Cooperatives (“China Co-op”). Pursuant to the CCFT Agreement executed on December 26, 2017, the two parties will explore cooperation opportunities including the joint development of a big data center for China’s Co-op and agricultural-related industries, a settlement center in support of the One Belt One Road Initiative, as well as appointing the Company as a preferred partner in providing data analytics and financing advisory services to China Co-op’s network of cooperatives and affiliated enterprises.

On November 14, 2017, the Company entered into an equity transfer agreement to acquire a 100% equity interest in Beijing Anytrust Science & Technology Co., Ltd., a big data company focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China, for a total cash consideration of RMB12 million (approximately US$1.8 million).

On November 6, 2017, the Company announced plans to make “FinTech” or financial technologies a core competency and a key growth driver for the Company’s next phase of growth (the “FinTech Initiative”). The Company’s FinTech Initiative specifically centers around the development of a big data platform that would allow the Company to leverage big data access, analytics, artificial intelligence (“AI”) and machine learning in acquiring and retaining customers through precision marketing and effective risk control. The Company plans to fulfill the FinTech Initiative through a combination of key employee recruitment and targeted acquisitions.

On October 25, 2017, the Company announced the expansion of its service offerings with the launch of its supply chain financing services (the “SCF Services”). The SCF Services provide owners of small to medium sized enterprises (the “SMEs”) with holistic supply chain financing solutions and value-added services in order to reduce financing costs and improve efficiency during a business transaction. With an initial focus on the medical supplies and medical equipment, airline catering and bulk commodity supply chains, the SCF Services will be operated through Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., a recently incorporated, wholly owned subsidiary of the Company.

On October 16, 2017, Mr. Kam Cheng Leong tendered his resignation as director of the Company, Chairman of the Nominating and Corporate Governance Committee and member of both Audit Committee and Compensation Committee of the Company.

Mr. Leong’s resignation was for personal reasons and was not a result of any dispute with the Company. The Board accepted Mr. Leong’s resignation with immediate effect. On the same day, the Board resolved to appoint Mr. Buting Yang to replace Mr. Leong in the abovementioned capacities, effective immediately.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a wholly owned subsidiary of CIFS focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China. For more information about the CIFS and Anytrust, please visit www.cifsp.com or www.anytrust.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com
Phone: +1 732 910 9692

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2017	2016
ASSETS
Current assets
Cash	$27,165,262	$1,880,425
Accounts receivable	6,290,000	8,088,511
Other receivables	532,028	94,474
Loans to third parties	41,690,640	19,237,422
Prepayments	306,473	-
Deferred offering cost	-	312,202
Total Current Assets	75,984,403	29,613,034
Non-current assets
Property and Equipment, net	222,142	28,777
Intangible assets, net	1,428,566	2,772
Long-term office rental deposit	678,419	208,695
Long-term prepayment	3,807	-
Goodwill	752,345	-
Deferred Tax Assets	133,729	-
Total Assets	$79,203,411	$29,853,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$1,265,308	$490,875
Accounts payable	71,136	-
Advance from customers	22,733	-
Other payables and accruals	671,194	53,827

Due to a related party	163,659	163,361
Taxes payable	5,680,094	3,755,872
Total Current Liabilities	7,874,124	4,463,935

Deferred tax liabilities	213,511	-
Total Liabilities	8,087,635	4,463,935

Shareholders’ equity
Common Stock ($0.001 par value, unlimited shares authorized, 22,114,188 and 20,000,000 share issued and outstanding at December 31, 2017 and December 31, 2016, respectively)	22,114	20,000
Additional paid in capital	28,441,045	9,147,398
Statutory reserve	1,828,601	1,657,084
Retained earnings	41,556,125	17,679,458
Accumulated other comprehensive loss	(732,109)	(3,114,597)
Total Shareholders’ Equity	71,115,776	25,389,343
Total Liabilities and Shareholders’ Equity	$79,203,411	$29,853,278

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years ended December 31,
	2017	2016	2015
Revenue
- Third parties	$25,116,139	$15,821,980	$7,360,581
- Related parties	-	-	421,105
Total revenue	25,116,139	15,821,980	7,781,686

Cost of revenues	729,752	380,072	235,152
Gross profit	24,386,387	15,441,908	7,546,534

Operating expenses
Selling and marketing expenses	371,383	245,246	151,489
General and administrative expenses	3,169,855	1,348,862	1,573,262
Research & Development Expense	92,683	-	-
Donation expenses	148,108	301,101	-
Total Operating expenses	3,782,029	1,895,209	1,724,751
Income from operations	20,604,358	13,546,699	5,821,783

Other income (expenses)
Interest income on bank deposit	13,600	1,273	292
Gain on disposal of a non-operating department	-	-	454,836
Other expenses	(7,058)	(517)	(741,112)
Interest income from loans to third parties	4,070,600	2,794,134	1,946,974
Total other income, net	4,077,142	2,794,890	1,660,990

Income before income tax expenses	24,681,499	16,341,589	7,482,773
Income tax expenses	633,315	2,452,822	1,870,748
Net Income	$24,048,184	$13,888,767	$5,612,025
Other comprehensive loss
Foreign currency translation gain/(loss)	2,382,488	(1,468,548)	(1,645,416)
Comprehensive Income	$26,430,672	$12,420,219	$3,966,609

Weighted average number of shares, basic and diluted	20,880,706	20,000,000	20,000,000
Basic and diluted earnings per share	$1.152	$0.694	$0.281

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income	$24,048,184	$13,888,767	$5,612,025
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,314	9,979	8,613
Deferred taxes	(38,890)	-	53,748
Gain on sale of a non-operating department	-	-	(454,836)
Changes in operating assets and liabilities:
Accounts receivable	2,265,897	(3,689,700)	(5,075,469)
Other receivables	(379,543)	1,814,225	(1,585,777)
Prepayments	(300,280)	-	177
Long-term office rental deposit	(442,135)	-	-
Accrued payroll	713,599	112,961	370,643
Other payables and accruals	(8,048)	(24,101)	207
Tax payable	1,638,886	2,358,698	1,668,268
Accounts Payable	66,558	-	-
Net cash provided by operating activities	27,603,542	14,470,829	597,599
Cash flows from investing activities:
Purchases of property and equipment	(191,692)	-	(42,315)
Payment to purchase intangible assets	-	-	(4,118)
Loans to third parties	(41,508,250)	(21,295,334)	(24,090,967)
Collection of loans to third parties	20,865,100	23,786,941	-
Acquisition of Anytrust, net of cash acquired in connection of acquisition of Anytrust	(1,473,365)	-	-
Net cash (used in)/provided by investing activities	(22,308,207)	2,491,607	(24,137,400)
Cash flows from financing activities:
Borrowings from a related party	-	3,430	958,263
Repayment to a related party	-	(67,434)	(1,045,554)
Capital contribution	-	-	24,523,664
Proceeds from IPO (net of offering cost of $1,262,562)	18,968,888	-	-
Proceeds from exercise of underwriter’s warrants	1,090,239	-	-
Return of capital	-	(15,356,266)	-
Payments of offering costs	(417,998)	(326,053)	-
Net cash provided by/(used in) financing activities	19,641,129	(15,746,323)	24,436,373
Effect of exchange rate changes on cash	348,373	209,111	(446,056)
Net increase in cash	25,284,837	1,425,224	450,516
Cash at beginning of year	1,880,425	455,201	4,685
Cash at end of year	$27,165,262	$1,880,425	$455,201
Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$317,150	$1,012,765	$312,024
Non- cash investing activities
Note receivable from the sale of non-operating department	$-	$-	$454,836
Net asset from acquisition of Anytrust	$351,225	$-	$-
Deferred offering cost	$763,365	$-	$-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 15, 2018	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer